3000 John Deere Road, Toano, VA 23168 Phone: (757) 259-4280.● Fax (757) 259-7293 www.lumberliquidators.com

April 10, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash

Branch Chief

Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 1-33767

Dear Mr. Cash:

On behalf of Lumber Liquidators Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Form 10-K contained in the letter from John Cash to Daniel Terrell of the Company dated March 16, 2015.

For your convenience, the Company has repeated in bold type the comments and requests for additional information exactly as set forth in the March 16, 2015 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meanings as set forth in the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The Company has endeavored to respond fully to each of the staff’s comments.

Item 1. Business, page 2

Our Direct Sourcing Model, page 3

1.	We note your disclosure that you have quality control and assurance teams on-site at “certain” mills coordinating inspection and assurance procedures. We have the following comments in this regard.
•	In your prior year’s Form 10-K, you indicated that you had your own quality control and assurance teams on site at “the” mills. Please clarify if you had your own quality control and assurance teams on all of your international and domestic mills during the periods covered. If not, please identify, by country, which mills had on-site teams;

•	Please identify, by country, the “certain” international mills which had on-site quality control and assurance teams;
•	Please clarify the nature of the inspection and assurance procedures performed by these teams;
•	Please tell us how you determined which mills to locate your quality control and assurance teams. Please also tell us what percentage of your foreign and domestic suppliers, by unit, you had on-site assurance teams during the periods presented and how you determined which suppliers warrant such supervision.

Response: The Company advises that it discloses competitive advantages in the “Business” section of the Form 10-K and believes its direct sourcing model is advantageous to a broad assortment of high quality proprietary products at consistently lower costs. In expanding on a number of the advantages of the direct to mill relationship, particularly in developing a proprietary product, the Company highlights its quality control and assurance personnel and processes.

With respect to bullets one, two and four, the Company advises that it sources its products from third-party mills primarily located in North America, Asia, South America, Australia and Europe. As a percentage of merchandise purchased in 2014, the Company’s sourcing by region was approximately 49% from North America, 40% from Asia, 6% from South America and 5% from Australia and Europe. The Company’s quality control and assurance resources are generally allocated after consideration of a number of factors including the scale of operations, transit times and costs, the difficulty of the milling and production processes, compliance matters, and prior experience with the mill.

•	North America. The Company has resources at its Corporate Headquarters and East Coast distribution center to monitor quality control and assurance for products sourced from North America. The Company does not maintain quality control and assurance personnel at North American mills, primarily because transit times and costs are relatively short and low in the event the product or mill does not meet applicable requirements and the product needs to be returned.

•	Asia. The Company has a representative office in Shanghai, China with resources focused on quality control and assurance for products sourced from Asia. The Company’s personnel perform on-site quality control and assurance procedures at every Chinese flooring mill, with resources allocated as described above. In addition, the Company’s personnel or third-party resources perform on-site quality control and assurance procedures at every flooring mill located in other Asian countries, such as Taiwan and Indonesia, with the resources allocated as described above.

•	South America. The Company utilizes third-party services to monitor quality control and assurance with respect to products sourced in South America. The third-party resources perform on-site quality control procedures at every South American mill, with the resources allocated as described above, and facilitate quality assurance processes performed by the Company’s headquarters and East Coast distribution center.

•	Europe and Australia. The Company sources product from a limited number of suppliers in Europe and Australia, the majority of which have provided product to the Company for extended periods of time. The Company does not maintain quality control and assurance personnel in Europe and Australia, primarily because of the Company’s experience with the applicable suppliers. The Company does utilize resources at its Corporate Headquarters and East Coast distribution center to monitor quality control and assurance for products sourced from European and Australian suppliers.

With respect to bullet three, the Company advises that its teams perform quality assurance procedures in conjunction with, among other things, the vendor on-boarding process and regular supplier monitoring activities. These procedures include protocols designed to verify licensing, certification and regulatory compliance as well as product testing. These teams also perform quality control procedures on the products based on the Company’s product specifications, including reviewing the length and width of the flooring planks, moisture content, packaging, and the finish appearance/performance. These procedures are coordinated with each mill’s own quality control procedures.

In future filings, the Company intends to provide additional detail regarding its quality control and assurance procedures as warranted for an understanding of its competitive business advantages or operations.

Item 3. Legal Proceedings, page 23

2.	For each matter other than the Prusak Matter, please quantify damages sought by the plaintiffs. Please refer to Item 301 of Regulation S-K.

Response: For each of the matters referenced in your comment, the plaintiffs did not quantify the damages sought. In future filings, for each matter disclosed under the “Legal Proceedings” section, the Company will clearly state whether or not the plaintiffs have quantified the actual damages they seek, and if they have, will disclose this amount.

Results of Operations, page 32

3.	We note your discussion here and elsewhere in the filing which indicates that your results of operations were negatively impacted due to constrained inventory levels of certain key merchandise categories. Please tell us and show us how you will revise future filings to explain why inventory levels were constrained and what you did to mitigate this issue.

Response: In the Company’s Form 10-Qs for the periods ended June 30, 2014 and September 30, 2014, when it considered the constrained inventory matter material to quarterly results, the Company provided additional detail regarding its constrained inventory levels that it did not repeat in its Form 10-K. Specifically in its Form 10-Q for the second quarter, the Company disclosed on page 13 that:

“Constrained Inventory

In certain key merchandise categories, primarily laminates, vinyl plank and engineered hardwoods, lower than planned, or constrained, inventory levels reduced our ability to convert customer demand into invoiced sales. Across all product categories with constrained inventory, we estimate an aggregate net sales shortfall in the second quarter of up to $18 million, as:

•	a portion of customer demand was converted to sales at a lower final retail price point as the longer customers wait for an order to be filled, the greater the likelihood and amount of point of sale discounting.

•	a portion of customer demand was converted to sales of a product substituted for a constrained product, often at a lower retail price point, and

•	a portion of customer demand was lost.

 Constrained inventory resulted primarily from certain mills experiencing production delays in meeting our open orders as we continued to enhance our quality assurance requirements. Since we are committed to leading the industry in our quality and regulatory compliance standards, over the past several years, we have implemented significant enhancements to our quality controls throughout our supply chain. In the second quarter of 2014, certain international mills and their supply chains experienced delays in meeting revised requirements we considered primarily administrative. Though we understood the timing and substance of these requirements to be unique within our industry, we underestimated the aggregate impact on the mill base. As the mills have gained experience in complying with the additional controls, our supply chain has flowed more consistently and we expect full product availability during the third quarter, with no material impact to our product costs. As we improve our in-stock levels of these products, we will carry higher than historical inventory levels through the remainder of the year.”

Moreover, in its Form 10-Q for the third quarter, the Company provided an updated discussion about its constrained inventories, which included the following statement on page 11:

“At September 30, 2014, laminate and vinyl products were returned to full availability, and engineered hardwoods had recovered materially. We believe the circumstances resulting in reduced availability of certain key products have been mitigated and, as such, we do not expect any future material interruption in our supply chain related to these circumstances.”

The Company advises that the changes to its quality assurance requirements were primarily related to licensing, certification and regulatory compliance, including the scope and timing of documentation to be provided by the mills and additional product testing protocols the Company would be performing. While reasons and effects varied among the mills or by product category, the Company believes it was primarily the aggregate impact these requirements had on the mills collectively that created the circumstances which led to the constrained inventory levels. By way of example, inventory flow of products from certain mills was delayed or interrupted while those mills worked to understand the impact of these requirements and assess their implications, if any, on the mills’ business operations, cost structure and/or product pricing. As the Company and mills clarified and addressed the requirements as they were implemented and applied and confirmed applicable business terms, delays and interruptions subsided with no material impact to our product costs.

To mitigate similar matters from occurring in the future, the Company further diversified its sourcing to have redundant mills for the majority of its key products over a larger geographical area. In addition, the Company changed certain internal communication protocols to more effectively identify the aggregate potential for material disruptions to inventory flow. The Company believes there were no material changes to its cost structure as a result of these actions. In future filings, the Company intends to include detail regarding its mitigation efforts and subsequent developments relating to those efforts that the Company considers material.

In addition, the Company advises that as the constrained products were materially back in stock during the fourth quarter of 2014 and the circumstances which led to constrained inventory levels were not expected to occur in the future, the Company determined that the impact of constrained inventory was a past event that should be discussed in its Form 10-K, but not to the level of its prior Form 10-Qs where the impact was much more material to its quarterly results.

In its Form 10-Q for the quarter ended March 31, 2015, the Company intends to include a discussion of the Company’s strategy for sourcing laminates, including how it plans to expand the geographic diversity of mills. For example, the Company expects to disclose that it is planning a significant expansion of its assortment of laminates to ensure every customer may select from a complete assortment of styles, colors, construction and country of origin.

Additionally, in quarters which anniversary the constrained inventory impact (e.g., quarter ended June 30, 2015 and quarter ended September 30, 2015), the Company will provide comparison and other information, if any, deemed material by the Company.

Net Sales and Gross Profit and Gross Margin, pages 33 and 34

4.	Your explanation of your lower average sales and changes in gross margin includes a number of factors including changes in product mix, inventory constraints and ad hoc discounting. Please show us how you will revise future filings to provide a more robust discussion explaining why these factors impacted your year over year results.

Response: In future filings, the Company will quantify the impact of individual factors driving changes in average sale and/or gross margin if such factors have materially impacted the current period or prior comparable period. As an example, to supplement the Net Sales disclosures on page 33 of the Form 10-K for the fiscal year ended December 31, 2014, the Company’s revised year-end disclosure surrounding gross margin would be as follows (new language is bolded):

“Gross margin was impacted by the following:

•	In 2014, gross margin was adversely impacted by net shifts in our sales mix of flooring products. Sales of substitute product while inventories of certain key products were constrained reduced gross margin by approximately 30 basis points, clearance of Bellawood products which would not be a part of our continuing assortment reduced gross margin by approximately 10 basis points, and the marketing changes implemented to strengthen our value proposition reduced gross margin by approximately 50 basis points.
•	In 2014, greater ad-hoc discounting at the point of sale, reversing 2013 and 2012 trends of improving retail price discipline at the point of sale.
•	Moldings and accessories, which generally produce a gross margin higher than flooring, increased within our total merchandise sales mix to 20.1% in 2014 from 18.9% in 2013 and 16.7% in 2012. Increases in the sales mix of moldings and accessories benefited gross margin by up to 50 basis points in 2014 and up to 100 basis points in 2013.
•	Increases in customers choosing installation and delivery services, which have average gross margins less than our average merchandise transaction, resulted in an approximately 20 basis point decline in gross margin in 2014.”

Merchandise Inventories, page 37

5.	In light of the recent negative press regarding the laminate flooring that you import from China, please provide us with the following information and tell us what consideration you are giving to including this disclosure in future periodic reports:
•	Quantify your December 31, 2014 inventory balance related to your laminate flooring that was sourced from Chinese mills. Please also quantify your inventory balance of these products as of the most recent balance sheet practicable; and
•	Quantify your sales of laminate flooring sourced from China for each of the years presented as well as January and February of 2015.

Response: With respect to the first bullet, the Company advises that, at December 31, 2014, laminate flooring imported from China represented approximately $24.6 million of “Inventory – Available for Sale,” or approximately 9.3% of total Inventory – Available for Sale. Total Inventory – Available for Sale is disclosed on page 37 of the Form 10-K. At March 31, 2015, laminate flooring imported from China represented approximately $22.7 million of Inventory – Available for Sale, or approximately 8.2% of total Inventory – Available for Sale.

With respect to the second bullet, the Company advises that net sales of laminate flooring sourced from China for the first quarter of 2015 and the full years of 2014, 2013 and 2012 was as follows:

	Q1 2015	2014	2013	2012
Net Sales	$32,589	$137,348	$150,410	$127,040
% of Total Net Sales	12.5%	13.1%	15.0%	15.6%

The Company advises that in its Form 10-Q for the quarter ended March 31, 2015, the Company will include a discussion of its laminates sourced from China, including net sales and total inventory of these products, with comparisons to prior periods. The Company will consider including similar disclosures in future filings if such disclosure is considered material to current operations at such time.

Liquidity and Capital Resources, page 37

Cash Flows – Operating Activities, page 38

6.	You refer to a reduction in merchandise inventories, net of the change in accounts payable as a reason for your increase in net cash comparing 2014 to 2013. Please address the appropriateness of this discussion in light of the apparent increase in your merchandise inventory from December 31, 2013 to December 31, 2014.

Response: The change in merchandise inventories, net of the change in accounts payable, increased the net cash provided by operating activities when comparing those amounts from 2014 to 2013. As shown below, the change in merchandise inventories, net of the change in accounts payable, used $40.7 million of net cash in 2014, compared to a usage of $45.8 million in 2013.

	Year Ended December 31,
	2014	2013
	in thousands
Changes in Operating Assets and Liabilities:
Merchandise Inventories	(62,140)	(45,834)
Accounts Payable	21,478	(15)
Total	$(40,662)	$(45,819)

As change in inventory is the primary driver of changes in accounts payable, the Company believes it is appropriate to combine these two working capital categories when describing usage of cash. In future filings, the Company will clarify the wording to breakout the components of the net change between inventory and accounts payable. An example disclosure would be as follows:

“The $4.1 million increase in net cash comparing 2014 to 2013 is primarily due to an increase in customer deposits and store credits, and an increase in merchandise inventories of $16.3 million, offset by a $21.5 million increase in accounts payable.”

Critical Accounting Policies and Estimates, page 39

Merchandise Inventories, page 40

7.	Please tell us whether you have considered the recent negative press as an impairment indicator and whether you have recorded an impairment subsequent to December 31, 2014 and if so, the amount of such impairment. Additionally, please tell us whether you have continued to purchase this laminate from your Chinese suppliers.

Response: The Company has considered the recent negative press, and the resulting impact on net sales of laminates sourced from China, as a potential impairment indicator. As of the date of this letter, in accordance with ASC Topic 330-10-35, the Company has not taken an impairment charge. As the Company completes its quarterly financial statement close processes, the Company will continue to evaluate the need to record an impairment loss.

The Company further advises that it is continuing to evaluate current sales trends and will plan its international souring accordingly. As such, the Company has not yet made a determination on whether to discontinue sourcing laminates from China.

Notes to Consolidated Financial Statements

General

8.	Please disclose your revenues for each group of similar products. In this regard, we note that you identify primary products such as solid domestic and handscraped wood, exotic hardwood, laminate, bamboo, cork, vinyl plank, engineered hardwood, and moldings and accessories. Refer to ASC Topic 250-10-50-40.

Response: The Company intends to make the following disclosure in its Form 10-Q for the quarter ended March 31, 2015 under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In accordance with ASC Topic 280-10-50-40, the Company also intends to include the following disclosure for all years presented in the footnotes of future Form 10-K filings.

By major product category, net sales were as follows:

	2014	2013	2012
	in thousands
Solid and Engineered Hardwood	$387,911	$394,077	$359,116
Laminate	215,355	207,984	195,408
Bamboo, Cork, Vinyl Plank and Other	215,596	200,990	120,113
Moldings and Accessories	195,933	180,713	132,539
Non-Merchandise Services	32,624	16,476	6,151
Total	$1,047,419	$1,000,240	$813,327

Note 10. Commitments and Contingencies, page 62

9.	We note that you cite ‘insurance coverage issues’ related to the Kiken, Hallandale, Gold and Balero matters. Please explain to us, and show us how you will revise future filings to clarify, the nature of these issues.

Response: The Company advises that the phrase “insurance coverage issues” was included among many factors identified to explain why the Company cannot estimate the reasonably possible loss or range of loss with respect to the relevant legal matters, and is not a material reason, by itself, for why such estimate cannot be calculated. The reference to “insurance coverage issues” was intended to convey that the Company is currently reviewing and assessing the extent and scope of insurance coverage, if any, for each of these matters. The Company further advises that, in accordance with ASC Topic 210-20, it did not reduce any contingent liability by expected insurance proceeds, if any. The Company does not currently intend to include such reference in future filings but will do so if the Company concludes that developments warrant such inclusion.

In responding to the March 16, 2015 comment letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell
General Corporate Counsel